Exhibit 99.1

PINTEC ANNOUNCES FULL YEAR 2020 UNAUDITED FINANCIAL RESULTS

BEIJING, April 14, 2021 (PRNewswire) — Pintec Technology Holdings Limited (NASDAQ: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the year ended December 31, 2020.

Financial Highlights for the Year Ended December 31, 2020

•	Total revenues decreased by 70.6% to RMB378.3 million (US$58.0 million) from RMB1,285.2 million for the year ended December 31, 2019.

•	Gross profit was RMB92.5 million (US$14.2 million) compared to RMB515.5 million for the year ended December 31, 2019. Gross margin was 24.5% compared to 40.1% for the year ended December 31, 2019.

•	Total operating expenses decreased by 75.9% to RMB299.3 million (US$45.9million) from RMB1,244.0 million for the year ended December 31, 2019.

•	Operating loss was RMB206.8 million (US$31.7 million) compared to RMB728.4 million for the year ended December 31, 2019.

•	Net loss was RMB296.1 million (US$45.4 million) compared to RMB906.5 million for the year ended December 31, 2019.

Operating Highlights for the Year Ended December 31, 2020

•	Total loans facilitated decreased by 83.2% to RMB1.8 billion (US$283 million) from RMB11.0 billion for the year ended December 31, 2019.

•	Loan outstanding balance decreased by 82.1% to RMB589.7 million (US$90.4 million) as of December 31, 2020, from RMB3.3 billion as of December 31, 2019.

•	The following table provides delinquency rates by balance for all loans facilitated by the Company as of the dates indicated:

	Delinquency rate by balance
	16 - 30 days	31 - 60 days	61 - 90 days
December 31, 2018	1.27%	2.35%	2.33%
December 31,2019	1.72%	2.98%	2.86%
December 31, 2020	0.76%	0.95%	0.92%

Mr. Victor Li, Chief Executive Officer of PINTEC, commented, “The year 2020 was challenging to us because of the global pandemic and our in-house business transformation initiatives. However, we believe these challenges will not stop us from thriving. We have meticulously reviewed our business fundamentals, formulated strategic plans, and executed tough decisions in eliminating legacy services, optimizing product mix and corporate structure, controlling operating expenses, and reducing risky assets. We have restructured our business into digital technical services and digital operation services. Looking forward, we aspire to augment the revenue and profitability of digital technical services by increasing recurring revenue; while stabilizing digital operation services by refining asset quality. Although we may experience a short period of uncertainty, I am confident that as we focus on our realigned corporate strategy, we will be able to deliver long-term values to our shareholder through advanced digital technology, industry-leading solutions, and solid partnerships, as we remain steadfast in our mission to empower the financial markets.”

Mr. Steven Sim, Chief Financial Officer of PINTEC, stated, “Despite the expected contraction in our revenue and profitability as we actively respond to the strategic business changes and the unprecedented global pandemic in 2020, we are pleased that we have successfully made our efforts to control costs, completed a RMB400 million financing, and managed our liquidity in a disciplined approach. While we achieved cost optimization, we will continue to make investment in core capabilities and talents. In addition, mergers and acquisitions will be another pillar of growth driver for our future development. We intend to selectively pursue strategic acquisition targets, with an eye to fostering long-term synergy in terms of business model, management philosophy, technical empowerment, team talents, while we are also very prudent in reviewing financial leverage and growth potential. We expect the combination of our organic business momentum and the acquisition synergies to re-position our growth trajectory in 2021”

Full Year 2020 Financial Results

Total Revenues

Total revenues for the year ended December 31, 2020 decreased by 70.6% to RMB378.3 million (US$58.0 million) from RMB1,285.2 million for the year ended December 31, 2019.

•

Revenues from technical service fees for the year ended December 31, 2020 decreased by 69.3% to RMB330.7 million (US$50.7 million) from RMB1,077.8 million for the year ended December 31, 2019. This decrease was mainly due to a decrease in off-balance sheet loans facilitated in the year 2020 as the Company shifted focus away from services using a risk-sharing model.

•

Revenues from installment service fees for the year ended December 31, 2020 decreased by 77.2% to RMB42.7 million (US$6.5 million) from RMB187.4 million for the year ended December 31, 2019. This decrease was mainly due to a decrease in the Company’s on-book installment loan volume during the year of 2020.

•

Revenues from wealth management service fees for the year ended December 31, 2020 decreased by 75.7% to RMB4.9 million (US$0.8 million) from RMB20.1 million for the year ended December 31, 2019. This decrease was primarily due to the transition from a business model depending upon cross-selling through retail credit channels to a more market-oriented model, which resulted in a decline in prior serving offering.

Cost of Revenues

Cost of revenues for the year ended December 31, 2020 decreased by 62.9% to RMB285.8 million (US$43.8 million) from RMB769.7 million for the year ended December 31, 2019. The cost of revenues decreased on a general basis due to a decrease in the loan facilitation business, which was mainly attributable to (1) a decrease in origination and servicing cost primarily due to reduced user acquisition costs as a result of decrease in loan volume facilitated; (2) a decrease in costs on guarantee liabilities for off-balance sheet loans as the Company purposely and gradually terminated guarantees in 2020 in order to refine the overall quality of its off-balance sheet loans ; and (3) a decrease in service costs charged by the related party because the Company ceased its cooperation model with the related party under which the related party used to provide credit enhancement for the borrowers since the beginning of 2019 , resulting to a further decrease in the loan balance and related costs under such model in 2020. All of these efforts have led to a significant improvement of the delinquency rates since the second quarter of 2020.

Gross Profit

Gross profit for the year ended December 31, 2020 decreased to RMB92.5million (US$14.2 million) from RMB515.5 million for the year ended December 31, 2019. Gross margin in the year of 2020 was 24.5% compared to 40.1% in the year of 2019.

Operating Expenses

Total operating expenses for the year ended December 31, 2020 decreased by 75.9% to RMB299.3 million (US$45.9million) from RMB1,244.0 million for the year ended December 31, 2019. The Company has continued to optimize and refine its organizational structure, marketing strategies and product portfolio since the beginning of 2020.

•

Sales and marketing expenses for the year ended December 31, 2020 decreased by 35.8% to RMB44.7 million (US$6.9 million) from RMB69.6 million for the year ended December 31, 2019. This decrease was primarily driven by decreases in (1) promotion expense due to the reduction of online advertisement expenditure, and (2) staff cost due to adjustment of the employee structure as part of the business transformation.

•

General and administrative expenses for the year ended December 31, 2020 decreased by 86.5% to RMB147.8 million (US$22.6 million) from RMB1,095.3 million for the year ended December 31, 2019. This decrease was primarily driven by decreases in: (1) a reduction of bad debt provision expense related to loans under the related party agreement from RMB890.7 million in 2019 to RMB7.8 million in 2020 due to the decrease in loans, and (2) staff cost and professional expense decreased by approximately RMB31.9 million due to personnel structure optimization and the reduction in consulting expense.

•

Research and development expenses for the year ended December 31, 2020 decreased by 52.6% to RMB37.5 million (US$5.8 million) from RMB79.1 million for the year ended December 31, 2019, primarily driven by the decrease in staff cost due to the personnel structure optimization as part of the business transformation.

•

Impairment loss of goodwill and intangible assets for the year ended December 31, 2020 increased to RMB69.4 million (US$10.6 million) from nil for the year ended December 31, 2019, primarily due to RMB37.6 million (US$5.7 million) impairment for goodwill and RMB31.8 million (US$4.9 million) impairment loss for intangible assets associated with the license to operate small loan businesses owned by Ganzhou Aixin Network Micro Finance Co., Ltd. considering the tightening regulation and changing market environment. However, the Company expects no future impact.

Operating Loss

Operating loss for the year ended December 31, 2020 was RMB206.8 million (US$31.7 million) compared to operating loss of RMB728.4 million for the year ended December 31, 2019.

Income Tax Expense

In Income tax expense was RMB49.2 million (US$7.5 million) compared to that of RMB2.0 million for the year ended December 31, 2019, primarily due to it was deferred tax expense of RMB 46.9 million (US$7.6 million) caused by the increase in the valuation allowance for deferred tax asset RMB87.3 million (US$13.4 million) in the year 2020 as management determined that the deferred tax assets will less likely to be utilized in the future , while it was deferred tax benefit of RMB 17.3 million in the year of 2019.

Net Loss

Net loss for the year ended December 31, 2020 was RMB296.1 million (US$45.4 million) compared to RMB906.5 million for the year ended December 31, 2019.

Net loss attributable to ordinary shareholders for the year ended December 31, 2020 was RMB293.9 million (US$45.0 million) compared to that of net loss attributable to ordinary shareholders of RMB905.9 million for the year ended December 31, 2019.

Adjusted net loss for the year ended December 31, 2020 was RMB284.2 million (US$43.6 million) compared to adjusted net loss of RMB888.6 million for the year ended December 31, 2019. US$17.1 million).

Net loss per Share

Basic and diluted net loss per ordinary share for the year ended December 31, 2020 was RMB0.99(US$0.15). Basic and diluted net loss per American Depositary Share (“ADS”) for the year ended December 31, 2020 was RMB6.93(US$1.05). Each ADS represents seven of the Company’s Class A ordinary shares.

Adjusted basic and diluted net loss per ordinary share for the year ended December 31, 2020 was RMB0.96 (US$0.15). Adjusted basic and diluted net loss per ADS for the year ended December 31, 2020 was RMB6.72 (US$1.05).

Balance Sheet

The Company had combined cash and cash equivalents, and short-term and long-term restricted cash of RMB522.3 million (US$80.1 million) as of December 31, 2020, compared to that of RMB580.9 million as of December 31, 2019.

The Company’s total net financing receivables, including short-term and long-term receivables, decreased by 83.6% to RMB73.6 million (US$11.3 million) as of December 31, 2020, from RMB449.5 million as of December 31, 2019, mainly due to the lower volume of the Company’s on-balance sheet loan business.

The Company’s financial statements are prepared and presented in accordance with U.S. GAAP.

The financial statements for the full year ended December 31, 2020 herein the press release have not been audited or reviewed by the Company’s independent registered accounting firm. The audited financial statements for the year ended December 31, 2020 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited and unreviewed financial statements.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Wednesday, April 14, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Dial-in details for the earnings conference call are as follows:

PARTICIPANT DIAL IN (TOLL FREE):	1-888-346-8982
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-902-4272
Canada Toll Free:	18556699657
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Hong Kong-Local Toll:	852-301-84992
Passcode:	Pintec Technology Holdings Limited

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers  until April 21, 2021:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Access Code:	10154696

Additionally, a live and archived webcast of the conference call will be available at https://ir.pintec.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

Pintec is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, Pintec enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, Pintec serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit https://ir.pintec.com.

For further information, please contact:

Joyce Tang

Pintec Technology Holdings Ltd.

E-mail: ir@pintec.com

Phone: +86 (10) 8564 3600

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,
(In thousands, except for share and per share data)	2019	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	102,755	377,160	57,802
Restricted cash	382,695	137,220	21,030
Short-term financing receivables, net	430,387	70,783	10,848
Short-term financial guarantee assets, net	91,374	18,569	2,846
Accounts receivable, net	74,251	50,979	7,813
Prepayments and other current assets, net	78,330	66,160	10,141
Amounts due from related parties, net	64	30	5

Total current assets	1,159,856	720,901	110,485

Non-current assets:
Non-current restricted cash	95,454	7,964	1,221
Amounts due from related parties, net	10,000	—	—
Long-term financing receivables, net	19,100	2,835	434
Long-term financial guarantee assets, net	3,647	698	107
Long-term investments	108,603	121,179	18,571
Deferred tax assets	64,675	1,053	161
Property, equipment and software, net	14,317	107,208	16,430
Intangible assets, net	49,790	16,666	2,554
Goodwill	35,157	—	—

Total non-current assets	400,743	257,603	39,478

TOTAL ASSETS	1,560,599	978,504	149,963

LIABILITIES
Current liabilities:
Short-term borrowings	320,000	130,000	19,923
Short-term funding debts	300,212	2,841	435
Accounts payable	57,719	10,360	1,588
Amounts due to related parties	10,191	271,419	41,597
Tax payable	52,535	26,971	4,133
Debt instrument	81,053	—	—
Financial guarantee liability	101,933	20,260	3,105
Accrued expenses and other liabilities	157,945	59,754	9,158

Total current liabilities	1,081,588	521,605	79,939

Non-current liabilities:
Long-term funding debts	21,498	—	—
Convertible loan	—	400,000	61,303
Long-term borrowings	80,000	—	—
Deferred tax liabilities	2,128	701	107
Other non-current liabilities	8,683	7,194	1,103
Consideration payable for acquisition	7,982	954	146

Total non-current liabilities	120,291	408,849	62,659

TOTAL LIABILITIES	1,201,879	930,454	142,598

EQUITY
Class A Ordinary Shares	212	232	36
Class B Ordinary Shares	42	42	6
Additional paid-in capital	1,977,365	1,985,792	304,336
Statutory reserves	29,659	30,763	4,715
Accumulated other comprehensive income	42,890	19,913	3,052
Accumulated deficit	(1,860,640)	(2,155,679)	(330,372)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	189,528	(118,937)	(18,227)

Non-controlling interests	169,192	166,987	25,592

TOTAL EQUITY	358,720	48,050	7,365

TOTAL LIABILITIES AND EQUITY	1,560,599	978,504	149,963

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the year ended December 31,
(In thousands, except for share and per share data)	2019	2020	2020
	RMB	RMB	USD
Revenues:
Technical service fees	1,077,760	330,665	50,676
Installment service fees	187,359	42,707	6,545
Wealth management service fees	20,117	4,892	750

Total revenues	1,285,236	378,264	57,971

Cost of revenues:
Funding cost	(51,759)	(16,525)	(2,533)
Provision for credit losses	(33,942)	(45,090)	(6,910)
Origination and servicing cost	(290,398)	(100,760)	(15,442)
Cost on guarantee liability	(193,426)	(100,347)	(15,379)
Service cost charged by related party	(200,163)	(23,052)	(3,533)

Cost of revenues	(769,688)	(285,774)	(43,797)

Gross profit	515,548	92,490	14,174

Operating expenses:
Sales and marketing expenses	(69,593)	(44,697)	(6,850)
General and administrative expenses	(1,095,311)	(147,753)	(22,644)
Research and development expenses	(79,079)	(37,521)	(5,750)
Impairment loss of goodwill and intangible assets	—	(69,358)	(10,630)

Total operating expenses	(1,243,983)	(299,329)	(45,874)

Operating loss	(728,435)	(206,839)	(31,700)

Share of loss from equity method investments	(8,149)	(11,523)	(1,766)
Impairment on prepayment for long-term investment	(200,000)	—	—
Impairment loss on equity investment	—	(15,908)	(2,438)
Other expenses, net	(11,094)	(12,674)	(1,942)
Interest income from related parties	43,156	—	—

Loss before income tax expense	(904,522)	(246,944)	(37,846)

Income tax expense	(1,968)	(49,196)	(7,540)

Net loss	(906,490)	(296,140)	(45,386)

Net loss attributable to Non-controlling interest	(595)	(2,205)	(338)
Net loss attributable to Pintec Technology Holdings Limited shareholders	(905,895)	(293,935)	(45,048)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	11,876	(22,977)	(3,521)

Total other comprehensive income/(loss)	11,876	(22,977)	(3,521)

Total comprehensive loss	(894,614)	(319,117)	(48,907)

Total comprehensive loss attributable to Non-controlling interest	(595)	(2,205)	(338)

Total comprehensive loss attributable to Pintec Technology Holdings Limited shareholders	(894,019)	(316,912)	(48,569)

Net loss per ordinary share
Basic and Diluted	(3.21)	(0.99)	(0.15)
Weighted average ordinary shares outstanding
Basic and Diluted	282,129,663	297,101,266	297,101,266

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the year ended December 31,
(In thousands, except for share and per share data)	2019	2020	2020
	RMB	RMB	USD
Net loss	(906,490)	(296,140)	(45,386)
Add: Share-based compensation expenses	17,848	11,898	1,824

Adjusted net loss	(888,642)	(284,242)	(43,562)

Adjusted net loss per ordinary share
Basic and Diluted	(3.15)	(0.96)	(0.15)
Weighted average number of ordinary shares outstanding
Basic and Diluted	282,129,663	297,101,266	297,101,266